UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

GENTIUM S.p.A.

(Name of Subject Company (Issuer))

JAZZ PHARMACEUTICALS ITALY S.r.l.

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

(Names of Filing Persons (Offerors))

Ordinary Shares, no par value per share

and

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

The CUSIP number for the Ordinary Shares, which are not traded on U.S. markets, is 37250B922.

The CUSIP number for the related American Depositary Shares is 37250B104.

(CUSIP Number of Class of Securities)

Suzanne Sawochka Hooper, Esq.

Executive Vice President and General Counsel

Jazz Pharmaceuticals Public Limited Company

c/o Jazz Pharmaceuticals, Inc.

3180 Porter Drive

Palo Alto, California 94304

Tel: (650) 496-3777

Copy to:

Keith A. Flaum, Esq.

Jane Ross, Esq.

James R. Griffin, Esq.

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065

(650) 802-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,011,728,625.00	$130,310.65

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 17,749,625 Ordinary Shares, no par value per share, which includes (A) 10,984,130 Ordinary Shares represented by 10,984,130 American Depositary Shares outstanding, and (B) 2,194,494 Ordinary Shares not yet outstanding but underlying outstanding equity awards, in each case not owned by the Filing Persons, that may be purchased in the tender offer, and (ii) the tender offer price of $57.00 per Ordinary Share and per American Depositary Share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, is $128.80 per $1 million (prorated for amounts less than $1 million) of the aggregate Transaction Valuation. The filing fee is calculated by multiplying the transaction value by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $130,310.65	Filing Party: Jazz Pharmaceuticals Italy S.r.l. and Jazz Pharmaceuticals Public Limited Company
Form or Registration Number: Schedule TO	Date Filed: December 23, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Schedule TO”) relating to the offer by Jazz Pharmaceuticals Italy S.r.l., an Italian società a responsabilità limitata (“Purchaser”) and a wholly-owned subsidiary of Jazz Pharmaceuticals Public Limited Company, a public limited company formed under the laws of Ireland (“Parent” or “Jazz Pharmaceuticals”), to purchase all outstanding shares of ordinary stock, no par value per share (the “Ordinary Shares”), and all outstanding American Depositary Shares, each representing one Ordinary Share and evidenced by an American Depositary Receipt (“ADR”) issued by The Bank of New York, as depositary (the “ADSs”) of Gentium S.p.A., a società per azioni incorporated in Italy (the “Company” or “Gentium”), at a purchase price of $57.00 per Ordinary Share and per ADS (without duplication for Ordinary Shares underlying ADSs), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2013 (which, together with any amendments or supplements thereto, collectively constitute the “Offer to Purchase”) and in the related ADS Letter of Transmittal (the “ADS Letter of Transmittal”) and Share Form of Acceptance (the “Share Form of Acceptance” and, together with the ADS Letter of Transmittal and Offer to Purchase, as amended or supplemented from time to time, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(G), respectively. The information set forth in the Offer to Purchase and the related ADS Letter of Transmittal and Share Form of Acceptance are incorporated by reference herein.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1-11.	Additional information.

The Offer to Purchase and Items 1-11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are amended and supplemented by amending and supplementing the information set forth in the Summary Term Sheet, Introduction, Section 4 (Withdrawal Rights), Section 8 (Certain Information Concerning the Company), Section 12 (The Tender Offer Agreement; Other Agreements), Section 13 (Purpose of the Offer; Plans for the Company), Section 14 (Certain Conditions of the Offer), Section 16 (Appraisal Rights) and Section 18 (Miscellaneous) of the Offer to Purchase as follows:

The following paragraph replaces the last paragraph on page i:

Consummation of the Offer is subject to various conditions set forth in the Tender Offer Agreement, including, but not limited to the valid tender (excluding ADSs tendered pursuant to guaranteed delivery procedures that are not yet delivered in settlement or satisfaction of such guarantee), without proper withdrawal, of a number of Ordinary Shares and ADSs that, together with any Ordinary Shares and ADSs owned by Parent or Purchaser or any of their subsidiaries, represents at least 66 2⁄3% of the sum of (A) the aggregate number of outstanding Ordinary Shares and ADSs immediately prior to the expiration of the Offer, plus (B) the aggregate number of Ordinary Shares and ADSs issuable upon the conversion, exchange, settlement or exercise, as applicable, of all options and other rights to acquire, or securities convertible into or exchangeable for, Ordinary Shares and ADSs that are outstanding immediately prior to the expiration of the Offer, in all cases without duplication for Ordinary Shares underlying the ADSs, provided that Parent may, in its sole discretion, elect to reduce such minimum tender condition to a majority of the aggregate number of outstanding Ordinary Shares and ADSs immediately prior to the expiration of the Offer (without duplication for Ordinary Shares underlying ADSs) (the “Permitted Minimum Condition Modification”). Subject to the terms of the Tender Offer Agreement, Purchaser or Parent reserve the absolute right in its sole discretion to waive any of the specified conditions of the Offer in the case of any Ordinary Shares and ADSs tendered other than the condition set forth above. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 14 – “Certain Conditions of the Offer.”

The following answer replaces the answer to the question “Is there a minimum number of Ordinary Shares or ADSs that must be tendered in order for you to purchase any securities” on page S-iii of the Summary Term Sheet:

Yes. Consummation of the Offer is subject to various conditions set forth in the Tender Offer Agreement, including, but not limited to, the valid tender (excluding ADSs tendered pursuant to guaranteed delivery procedures that are not yet delivered in settlement or satisfaction of such guarantee), without proper withdrawal, of a number of Ordinary Shares and ADSs that, together with any Ordinary Shares and ADSs owned by Parent or Purchaser or any of their subsidiaries, represents at least 66 2⁄3% of the sum of (A) the aggregate number of outstanding Ordinary Shares and ADSs immediately prior to the expiration of the Offer, plus (B) the aggregate number of Ordinary Shares and ADSs issuable upon the conversion, exchange, settlement or exercise, as applicable, of all options and other rights to acquire, or securities convertible into or exchangeable for, Ordinary Shares and ADSs that are outstanding immediately prior to the expiration of the Offer, in all cases without duplication for Ordinary Shares underlying the ADSs, provided that Parent may, in its sole discretion, elect to reduce such minimum tender condition to a majority of the aggregate number of outstanding Ordinary Shares and ADSs immediately prior to the expiration of the Offer (without duplication for Ordinary Shares underlying the ADSs).

The following replaces the bulleted disclosure on page S-v of the Summary Term Sheet:

•	the valid tender (excluding ADSs tendered pursuant to guaranteed delivery procedures that are not yet delivered in settlement or satisfaction of such guarantee), without proper withdrawal, of a number of Ordinary Shares and ADSs that, together with any Ordinary Shares and ADSs owned by Parent or Purchaser or any of their subsidiaries, represents at least 66 2⁄3% of the sum of (A) the aggregate number of outstanding Ordinary Shares and ADSs immediately prior to the expiration of the Offer, plus (B) the aggregate number of Ordinary Shares and ADSs issuable upon the conversion, exchange, settlement or exercise, as applicable, of all options and other rights to acquire, or securities convertible into or exchangeable for, Ordinary Shares and ADSs that are outstanding immediately prior to the expiration of the Offer, in all cases without duplication for Ordinary Shares underlying the ADSs, provided that Parent may, in its sole discretion, elect to reduce such minimum tender condition to a majority of the aggregate number of outstanding Ordinary Shares and ADSs immediately prior to the expiration of the Offer (without duplication for Ordinary Shares underlying the ADSs).

The following answer replaces the answer to the question “Until what time may I withdraw previously tendered Ordinary Shares or ADSs?” on page S-vi of the Summary Term Sheet:

You may withdraw your previously tendered Ordinary Shares or ADSs at any time until the Expiration Date. In addition, if we have not accepted your Ordinary Shares or ADSs for payment by February 21, 2014, you may withdraw them at any time after that date until we accept your Ordinary Shares or ADSs for payment. This right to withdraw will not, however, apply to Ordinary Shares or ADSs tendered in the subsequent offering period. DTC and its direct and indirect participants will establish their own cutoff dates and times to accept instructions to withdraw ADSs from the Offer, which will be earlier than the Expiration Date stated in this Offer to Purchase. Therefore, you should contact your broker or other securities intermediary to determine the cutoff date and time that is applicable to you.

See Section 4–“Withdrawal Rights.”

The following paragraph replaces the paragraph that begins on the bottom of page 1 of the Introduction and concludes on page 2:

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition (as described below). The Minimum Condition requires that the number of Ordinary Shares and ADSs that have been validly tendered (other than ADSs tendered by guaranteed delivery where actual delivery has not occurred) and not validly withdrawn prior to the expiration of the Offer when added to the number of Ordinary Shares and ADSs then owned by Parent and its subsidiaries, represent at least 66 2⁄3% of the sum of (A) the aggregate number of outstanding Ordinary Shares and ADSs immediately prior to the expiration of the Offer, plus (B) an additional number of shares up to (but not exceeding) the aggregate number of Ordinary Shares and ADSs issuable upon the conversion, exchange, settlement or exercise, as applicable, of all options and other rights to acquire, or securities convertible into or exchangeable for, Ordinary Shares and ADSs that are outstanding immediately prior to the expiration of the Offer, in all cases without duplication for Ordinary Shares underlying the ADSs, provided that Parent may, in its sole discretion, elect to reduce such minimum tender condition to a majority of the aggregate number of outstanding Ordinary Shares and ADSs immediately prior to the expiration of the Offer (without duplication for Ordinary Shares underlying the ADSs). The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 14 – “Certain Conditions of the Offer.”

The following paragraph replaces the second paragraph under the caption “Withdrawal Rights” on page 8:

Ordinary Shares and ADSs tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after February 21, 2014. Once Purchaser accepts Ordinary Shares or ADSs for exchange pursuant to the Offer, all tenders not previously withdrawn become irrevocable.

The following paragraph replaces the first paragraph under the caption “Certain Information Concerning the Company” on page 15:

The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below under “Available Information”) and should be considered in conjunction with the financial and other information in such reports and other publicly available information. Neither Parent nor Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such documents and records are untrue.

The following paragraph replaces the second paragraph under the caption “The Tender Offer Agreement; Other Agreements” on page 23:

The description of the Tender Offer Agreement in this Offer to Purchase has been included to provide you with information regarding its terms. The Tender Offer Agreement contains representations and warranties made by and to the parties thereto as of specific dates. The statements embodied in those representations and warranties were made for purposes of that contract between Parent, Purchaser and the Company and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders, or may have been used for the purpose of allocating risk between the respective parties rather than establishing matters as facts.

The following paragraph replaces the first full paragraph on page 24:

Pursuant to the Tender Offer Agreement, Parent and Purchaser expressly reserve the right to increase the Offer Price, or to make any other changes in the terms and conditions of the Offer, except that the Company’s prior written approval is required for Purchaser to (a) decrease the Offer Price, (b) change the form of consideration payable in the Offer, (c) reduce the number of Ordinary Shares and ADSs to be purchased in the Offer, (d) impose conditions to the Offer in addition to the conditions to the offer as set forth in Section 14-“Certain Conditions of the Offer”, (e) amend, modify or supplement any of the conditions to the Offer in a manner that is adverse to the holders of Ordinary Shares or ADSs, (f) extend the Offer in any manner other than pursuant to certain terms in the Tender Offer Agreement, (g) amend or waive the Minimum Condition (other than a modification to the definition of Minimum Condition, which may be effected at Parent’s election and in Parent’s sole discretion by delivering written notice of such modification to the Company prior to the expiration of the Offer, to replace the reference to “sixty-six and two thirds percent (66 2⁄3%) of the Adjusted Outstanding Share Number” in such definition with “a majority of the aggregate number of outstanding Company Shares immediately prior to the expiration of the Offer (without duplication for Ordinary Shares underlying the ADSs)” or (h) amend any terms of the Offer in any manner adverse to the holders of Ordinary Shares and ADSs.

The following paragraphs are added as the new second, third and fourth paragraphs under the caption “Purpose of the Offer; Plans for the Company” on page 42:

Under Italian law, there is not a “short-form” or “squeeze-out” merger available to cash out minority shareholders of the Company if Parent, through Purchaser, acquires less than all of the outstanding equity interests of the Company. However, Parent may seek to effect a “squeeze out” of the Company’s minority shareholders pursuant to an exchange of Parent ordinary shares for the Company’s equity interests through a merger or series of mergers of the Company with and into Parent or one or more of its subsidiaries. Alternatively, as discussed in “Section 7. Possible Effects of the Offer on the Market for Ordinary Shares and ADSs; Nasdaq Listing,” Parent may also seek to acquire any remaining outstanding equity interests of the Company through private transactions or by terminating the Depositary Agreement and purchasing the Ordinary Shares underlying the ADSs one year after any such termination pursuant to the terms of such agreement. The ultimate decision of how Parent and Purchaser will seek to acquire the equity interests not tendered in the Offer, if any, will be made following the Acceptance Time and the approach used will in part be based on the percentage of the Company’s equity interests tendered into the Offer.

The Company Board currently consists of seven members. Three of such directors have signed letters of resignation that will be effective as of the Acceptance Time. It is a condition to the Offer that the remaining four directors of the Company appoint three members to the Company Board as directed by Parent to fill the vacancies created by such resignations. Of the four remaining legacy directors of the Company, an additional three have signed letters of resignation effective as of the day after the Acceptance Time. Following the effectiveness of such additional resignations, Parent’s designees will hold three of the four seats of the Company Board and control the operations of the Company. The Company intends to call an ordinary meeting of the shareholders of the Company which, assuming the Offer closes prior to February 7, 2014, will be convened on February 24, 2014 (with a second call of February 25, 2014), and at such meeting Parent will be able to elect all members of the Company Board. Following such time, Parent will exercise effective control of the Company through its election of all of the members of the Company Board.

Until such time that Parent is able to acquire all of the equity interests of the Company, the minority shareholders of the Company will continue to be entitled to exercise the rights as shareholders provided to them under the Italian Civil Code. These rights include:

•	the right of a shareholder to challenge Company Board resolutions adopted in violation of applicable law or the bylaws of the Company, if they are detrimental to the shareholder’s rights (Article 2388 of the Italian Civil Code);

•	the right of a shareholder to file a complaint with the Company’s board of statutory auditors in the event the members of the Company Board breach their fiduciary duties:

¡	in such instance, the board of statutory auditors is required to give notice of such complaint at a meeting of shareholders of the Company;

¡	if the complaint is brought by shareholders representing at least 5% of the corporate capital, the board of statutory auditors is required to investigate the matters brought to its attention and report its findings and any proposed solutions to the shareholders of the Company at the shareholders’ meeting (Article 2408 of the Italian Civil Code);

•	the right of shareholders representing at least 5% of the voting shares of the Company to challenge a resolution of the shareholders’ meeting (Article 2377, paragraph 3, of the Italian Civil Code);

•	the right of shareholders representing at least 10% of the corporate capital to file a complaint to report any grounded allegation of serious irregularity in the management of the Company which may jeopardize the Company or any controlled companies (Article 2409 of the Italian Civil Code):

¡	in this case, the court can (i) order an inspection of the management of the Company and (ii) if the irregularities are proved, order interim measures and even remove the directors and statutory auditors from their office;

•	the right of shareholders representing at least 10% of the corporate capital to request that a shareholders’ meeting be convened by the directors and to establish the meeting agenda (Article 2367, paragraph 1, of the Italian Civil Code);

•	the right of shareholders representing at least 20% of the corporate capital to initiate a liability action against the directors of the Company (Article 2393-bis of the Italian Civil Code);

•	the right of shareholders representing at least 20% of the corporate capital to veto any waiver and/or settlement of the Company’s liability action against directors of the Company (Article 2393, paragraph 6, of the Italian Civil Code); and

•	the right of shareholders attending any shareholders’ meeting who represent at least one-third of the shares represented at the meeting to request that the meeting be postponed for up to 5 days if they are not sufficiently informed about the agenda (Article 2374 of the Italian Civil Code).

Moreover, any shareholder of an Italian joint stock company that abstains from voting or votes against the matters contained in Article 2437 of the Italian Civil Code may withdraw from the Company and cause their Ordinary Shares to be purchased pursuant to the procedures set forth in the Italian Civil Code.

The following paragraph replaces the first paragraph under the caption “Certain Conditions of the Offer” on page 43:

For the purposes of this Section 14, capitalized terms used but not defined herein will have the meanings set forth in the Tender Offer Agreement. Notwithstanding any other provisions of the Offer, in addition to (and not in limitation of) the rights and obligations of Purchaser to extend and/or amend the Offer at any time in its sole discretion (subject to the terms and conditions of the Tender Offer Agreement), Purchaser (i) will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Ordinary Shares and ADSs promptly after termination or withdrawal of the Offer)), pay for, and (ii) may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Ordinary Shares and ADSs, in the event that at or prior to the expiration of the Offer (as it may be extended pursuant to terms of the Tender Offer Agreement):

The discussion under the caption “Appraisal Rights” on page 46 is amended and restated in its entirety as follows:

Under Italian law, the holders of Ordinary Shares and ADSs who do not tender their Ordinary Shares or ADSs in the Offer will not have dissenters’ rights or appraisal rights in connection with the Offer. It is also doubtful whether under Italian law, upon delisting, holders of Ordinary Shares and ADSs may be entitled to exercise withdrawal rights with respect to such securities. Under Article 2437-Quinquies of the Italian Civil Code, shareholders who do not approve the resolution that leads to the delisting of the shares of an Italian “societa’ per azioni” (joint stock company) from a “regulated market” are entitled to withdraw from the company. The statute specifically refers to the listing of “shares” and does not mention the listing of ADSs or other types of securities, and refers to the listing of those shares on a “regulated market.” While there is no case law on the subject, a strict interpretation of this statute would exclude ADSs and other types of securities from this withdrawal right, and it is uncertain whether extra EU regulated markets or Nasdaq would constitute a “regulated market” for the purposes of Article 2437-Quinquies of the Italian Civil Code. Should a withdrawal right apply, the cash amount to which holders exercising withdrawal rights would be entitled in the event of a delisting would be equal to the arithmetic average of the closing prices of the ADSs during the six months preceding publication of the call notice convening the Company’s shareholder meeting approving the delisting. No call notice convening an extraordinary meeting of the Company’s shareholders to approve delisting has yet been filed or published. If, however, such a notice convening an extraordinary meeting was issued on January 1, 2014, the price, equal to the arithmetic average of the closing prices of the ADSs during the six months concluding December 31, 2013, would have been $30.33.

Under Italian law, there is not a “short-form” or “squeeze-out” merger available to cash out minority shareholders of the Company if Parent, through Purchaser, acquires less than all of the outstanding equity interests of the Company. However, Parent may seek to effect a “squeeze out” of the Company’s minority shareholders pursuant to an exchange of Parent ordinary shares for the Company’s equity interests through a merger or series of mergers of the Company with and into Parent or one or more of its subsidiaries. Alternatively, as discussed in “Section 7. Possible Effects of the Offer on the Market for Ordinary Shares and ADSs; Nasdaq Listing,” Parent may also seek to acquire any remaining outstanding equity interests of the Company through private transactions or by terminating the Depositary Agreement and purchasing the Ordinary Shares underlying the ADSs one year after any such termination pursuant to the terms of such agreement. The ultimate decision of how Parent and Purchaser will seek to acquire the equity interests not tendered in the Offer, if any, will be made following the Acceptance Time and the approach used will in part be based on the percentage of the Company’s equity interests tendered into the Offer.

As discussed in “Section 7. Possible Effects of the Offer on the Market for Ordinary Shares and ADSs; Nasdaq Listing,” Parent and Purchaser intend to withdraw the ADSs from listing on Nasdaq following approval by the Company Board and by the Company’s shareholders at an extraordinary shareholders’ meeting. Under Italian law, different shareholder quorum and voting requirements apply to Italian companies depending on whether they are “open companies” within the meaning of the Italian Civil Code. According to the Company’s 20-F as filed with the Securities and Exchange Commission on April 1, 2013, the Company applies the shareholder quorum and voting requirements for Italian companies that do not constitute an “open company” within the meaning of the Italian Civil Code. Accordingly, the applicable shareholder quorum and voting standard to approve the delisting will be (i) a quorum of more than half of the outstanding Ordinary Shares on the first call, and more than one-third of the outstanding Ordinary Shares on the second call, and (ii) approval by a majority of the outstanding Ordinary Shares on the first call and at least two-thirds of the outstanding Ordinary Shares in attendance or represented at the shareholder meeting on the second call. Once an extraordinary shareholders’ meeting has been called by the Company for purposes of voting on the delisting of the ADSs, Parent and Purchaser intend to cause the Ordinary Shares owned by them to be present at such extraordinary shareholders’ meeting and to cause the Ordinary Shares held by them to vote in favor of the delisting proposal.

The following paragraph replaces the first paragraph under the caption “Miscellaneous” on page 47:

Parent is not aware of any jurisdiction in which the making of the Offer or the tender of Ordinary Shares or ADSs in connection therewith would not be in compliance with the valid laws of such jurisdiction. If Parent becomes aware of any U.S. state in which the making of the Offer would not be in compliance with an administrative or judicial action taken pursuant to U.S. state statute, Parent will make a good faith effort to comply with any such law. If, after such good faith effort, Parent cannot comply with any such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Ordinary Shares or ADSs residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Parent by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

By:	/s/ Suzanne Sawochka Hooper
	Name:	Suzanne Sawochka Hooper

	Title:	Executive Vice President and General Counsel

JAZZ PHARMACEUTICALS ITALY S.r.l.

By:	/s/ Fintan Keegan
	Name:	Fintan Keegan

	Title:	Director

Date: January 7, 2014

EXHIBIT LIST

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated December 23, 2013.*

(a)(1)(B)	Form of ADS Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Form of Share Form of Acceptance.*

(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on December 23, 2013.*

(a)(5)(B)	Joint Press Release of Jazz Pharmaceuticals and Gentium issued on December 19, 2013 (incorporated by reference to Exhibit 99.1 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 19, 2013).

(a)(5)(C)	Jazz Pharmaceuticals investor presentation first made available on December 19, 2013 (incorporated by reference to Exhibit 99.2 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 19, 2013).

(a)(5)(D)	Transcript from investor/analyst conference call held on December 19, 2013 (incorporated by reference to Exhibit 99.1 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(E)	Email from Jazz Pharmaceuticals’ Chief Executive Officer to employees, sent on December 19, 2013 (incorporated by reference to Exhibit 99.2 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(F)	Letter from Jazz Pharmaceuticals’ Chief Executive Officer to Gentium employees, sent on December 19, 2013 (incorporated by reference to Exhibit 99.3 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(G)

Media Standby Statement, first used on December 19, 2013 (incorporated by reference to Exhibit 99.4 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(H)

Gentium Transaction Internal Communications Q&A, first used on December 19, 2013 (incorporated by reference to Exhibit 99.5 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(I)	Jazz Pharmaceuticals Overview Presentation, first used on December 20, 2013 (incorporated by reference to Exhibit 99.6 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(b)(1)

Amended and Restated Commitment Letter, dated as of January 6, 2014, by and between Jazz Pharmaceuticals plc, Barclays Bank PLC, J.P. Morgan Securities LLC, JPMorgan Chase Bank, N.A., Merrill Lynch Pierce, Fenner & Smith Incorporated, Bank of America, N.A., Citigroup Global Markets Inc., Morgan Stanley Senior Funding, Inc., Royal Bank of Canada, DNB Bank ASA and DNB Capital Markets, Inc.*

(b)(2)	Amendment No. 1, dated as of June 13, 2013, to the Original Credit Agreement and related Guaranty, by and among Jazz Pharmaceuticals, Inc., Jazz Financing I Limited and Purchaser, as borrowers, Jazz Pharmaceuticals, as guarantor, the Lenders thereto and Barclays Bank PLC, as Administrative Agent, Collateral Agent, L/C Issuer and Swing Line Lender (incorporated by reference to Exhibit 10.1 from the Form 8-K filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on June 13, 2013).

(d)(1)	Tender Offer Agreement, dated as of December 19, 2013, by and among Jazz Pharmaceuticals, Gentium and Purchaser (incorporated by reference to Exhibit 2.1 from the Form 8-K/A filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(d)(2)	Form of Support Agreement (incorporated by reference to Exhibit 99.3 from the Form 8-K/A filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(d)(3)	Form of Transition, Amendment and Release Agreement.*

(d)(4)	Form of Consultancy Agreement.*

(d)(5)	Form of Retention and Amendment Agreement.*

(d)(6)	Confidentiality and Nondisclosure Agreement, entered into effective September 30, 2013, by and between Jazz Pharmaceuticals and Gentium.*

*	Previously filed.